Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

Nine Months Ended
September 30, 2017
Loss before income taxes	$(86.9)
Income recognized on less than fifty percent owned persons	(0.1)
Noncontrolling interest in the income of subsidiary with fixed charges	(8.7)
$(95.7)
Fixed Charges:
Interest expense	$99.0
Portion of rents deemed to be interest	4.2
Capitalized interest	1.9
Amortization of debt expense	3.8
Fixed charges excluding capitalized interest	108.9
Earnings adjustments:
Capitalized interest	(1.9)
Earnings, as adjusted	$11.3
Ratio of earnings to fixed charges	0.1

(1) For the nine months ended September 30, 2017, fixed charges exceeded earnings by $97.6 million.